EXHIBIT 99.1

Westport Fuel Systems Announces the Temporary Suspension of Production in Cherasco and Albinea, Italy

VANCOUVER, British Columbia, March 23, 2020 (GLOBE NEWSWIRE) -- Pursuant to the Italian Government’s decree issued on March 22, 2020 regarding COVID-19, Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced it will temporarily suspend production at its facilities in Cherasco and Albinea, Italy. The directive is in effect until April 03, 2020. The temporary suspension of the Company’s production in Brescia, Italy announced on March 16, 2020, will be extended to align with this latest directive.

“The health and well-being of our global team of employees continues to be our utmost priority”, said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Our Italian team has shown tremendous resilience during this difficult time and we support government efforts to act decisively to mitigate the impact of the pandemic.”

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com